Exhibit 99.5

VIA SEDAR

October 5, 2011

Autorité des marchés financiers

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Department of Government Services, Newfoundland and Labrador

Dear Sirs/Mesdames:

RE:      Quest Rare Minerals Ltd.

              – SEDAR Filing

              – Project Numbers: 1805403, 1805404 and 1805405

______________________________________________________________________________________

The purpose of this letter is to describe an error in the filing of the Chief Executive Officer and Chief Financial Officer certifications (the “Certifications”) of Quest Rare Minerals Ltd. (“Quest”) for the period ended July 31, 2011, filed on SEDAR on September 26, 2011 under SEDAR project numbers 1805403, 1805404 and 1805405. The Certifications were for interim filings of a “venture issuer”. As the common shares of Quest were listed on NYSE - Amex on May 23, 2011, Quest is no longer considered a “venture issuer” and was therefore required to file the Certifications by way of Form 52-109F2 – IPO/RTO – Certification of Interim Filings Following an Initial Public Offering, Reverse Takeover or Becoming a Non-Venture Issuer instead of by way of Form 52-109FV2 – Certification of Interim Filings – Venture Issuer Basic Certificate. As requested by the Autorité des marchés financiers, we are refiling Quest’s interim financial statements and management’s discussion and analysis for the period ended July 31, 2011 as well the certifications of interim filings of Quest’s Chief Executive Officer and Chief Financial Officer, dated as of today.

Yours very truly,

(signed) Sébastien Bellefleur

Sébastien Bellefleur

encl.